August 28, 2024

WSTCM CREDIT SELECT RISK-MANAGED FUND (WAMIX)

a series of WST Investment Trust

Dear Shareholder,

On July 19, 2024 you were mailed proxy materials concerning an important proposal regarding the WSTCM Credit Select Risk-Managed Fund (the “Fund”) which was presented at a Special Shareholder Meeting on August 7, 2024. Unfortunately, at that Shareholder Meeting the Fund did not receive enough voting to meet the required participation or quorum level to hold the Shareholder Meeting. Therefore, the Shareholder Meeting was adjourned to September 19, 2024 at 11:00 a.m. Eastern Time. This reminder is being sent to you because you held shares in the Fund on the June 7, 2024 record date, and as of today your vote has not been received. Every vote counts no matter how large or small your holdings may be.

PROPOSAL INFORMATION:

Shareholders are being asked to approve an Agreement and Plan of Reorganization that provides for the reorganization of the Fund into the NEOS Enhanced Income Credit Select ETF, a newly created series of NEOS ETF Trust.

BENEFITS OF THE PROPOSED REORGANIZATION:

✓	The NEOS Enhanced Income Credit Select ETF will have a substantially similar investment objective as the WSTCM Credit Select Risk-Managed Fund.
✓	The NEOS Enhanced Income Credit Select ETF is anticipated to have a lower annual fund operating expense ratio than the WSTCM Credit Select Risk-Managed Fund.
✓	The WSTCM Credit Select Risk-Managed Fund will not incur any direct expenses in connection with the Reorganization.
✓	The Reorganization is not expected to result in dilution of shareholder interests.
✓	The Reorganization is expected to qualify as a tax-free event for US federal tax purposes, and shareholders are not expected to recognize any gain or loss upon receipt of ETF shares in the Reorganization, except with respect to cash received in connection with the redemption of fractional shares prior to the Reorganization.

Your vote is critical to this process. Please vote promptly to avoid the extra soliciting required to receive sufficient votes prior to the Shareholder Meeting. If you hold your shares in a brokerage or bank account and are receiving this notice, your broker or bank cannot vote your shares and you must vote utilizing one of the options listed below.

1.	BY PHONE. You may cast your vote by telephone by calling (800) 758-5880 to speak with a live proxy specialist, quickly and easily.
2.	INTERNET. You may cast your vote using the Internet by logging onto the Internet address located on the enclosed proxy card and following the instructions on the website.
3.	VIA MAIL. You may cast your vote by mail by signing, dating, and mailing the enclosed proxy card in the postage-paid return envelope provided.

In addition, you can vote in person at the Shareholder Meeting at 13 Riverside Avenue, Westport, CT 06880, commencing at 11 a.m. Eastern Time on September 19, 2024.

For further information about the Special Meeting, the proposal being voted upon and how to vote or to obtain another copy of the Proxy Statement, you can reach us at (800) 758-5880 between the hours of 9:00 a.m. and 10:00 p.m., Eastern Time, Monday through Friday, and Saturday 10:00 a.m. to 6 p.m., Eastern Time.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Sincerely,

Carol J. Highsmith

Secretary

WST INVESTMENT TRUST

150 West Main Street, Norfolk, VA 23510

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